UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on June 24, 2015

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4
R(1)(a)

Date of Notification: 23 June 2015

Today’s date: 24 June 2015

Name of Issuer: Royal Dutch Shell plc

Date of transaction: 23 June 2015

Name of Directors/PDMRs
Directors and PDMRs who have shareholdings in Royal Dutch Shell PLC ("RDS")
acquired under employee share plans (names listed below)

Nature of the transaction:
Dividends payable on shares already acquired under employee share plans of RDS have been automatically used to purchase additional shares.

Consideration for the transaction:
The consideration paid by the relevant Director/PDMR for the shares is the amount of the cash dividend on the existing shareholding (see below).

Classes of security:

Royal Dutch Shell Class A – ordinary shares (“RDSA”)
Royal Dutch Shell Class B – ordinary shares (“RDSB”)

Director/PDMR

Ben van Beurden 362.253287 RDSA (listed on Euronext Amsterdam)
 Consideration: EUR 9,538.60

Simon Henry 4328.764463 RDSB (listed on London Stock Exchange)
 Consideration : GBP 82,266.87

John Abbott 486.278657 RDSB (listed on London Stock Exchange)
 Consideration: GBP 9,241.58

Harry Brekelmans 268.302362 RDSA (listed on Euronext Amsterdam)
 Consideration: EUR 7,064.75

Andrew Brown 575.387667 RDSB (listed on London Stock Exchange)
 Consideration: GBP 10,935.07

Donny Ching 325.351198 RDSA (listed on Euronext Amsterdam)
 Consideration: EUR 8,566.92

Hugh Mitchell 1679.717648 RDSB (listed on London Stock Exchange)
 Consideration: GBP 31,922.53

 5.701199 RDSA (listed on Euronext Amsterdam)
 Consideration: EUR 150.12

Mark Edwards
Deputy Company Secretary

ENQUIRIES:

MEDIA
International: +44 (0) 207 934 5550
USA: +1 713 241 4544

INVESTOR RELATIONS
International: + 31 (0) 70 377 4540
North America: +1 832 337 2034

................................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and
333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: June 24, 2015	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary